SCHONFELD & WEINSTEIN, L.L.P.
63 WALL STREET, SUITE 1801
NEW YORK, NEW YORK 10005
                                             212-344-1600/FAX 212-480-
0717





December 8, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

		Re:  Bookdigital.com, Inc.; File No. 333-83903

Dear Madam/Sir:

On behalf of Bookdigital.com, Inc., we hereby request withdrawal of the SB-2 registration statement, File No. 333-83903, Amendment No. 3 filed November 6, 1999. This request is made due to regulatory concerns of the NASD, and Bookdigital's desire to address these concerns prior to engaging in a public offering.

Please call me at the above number if you have any questions.

Very truly yours,



Andrea I. Weinstein